Exhibit 107
Calculation of Filing Fee Tables
SCHEDULE TO
(Form Type)

MODERNA, INC.
(Exact Name of Registrant as Specified in its Charter)

Table 1 - Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$131,011,166.88(1)	0.00013810	$18,092.64(2)
Fees Previously Paid	—		—
Total Transaction Valuation	$131,011,166.88
Total Fees Due for Filing			$18,092.64
Total Fees Previously Paid			—
Total Fee Offsets			—
Net Fee Due			$18,092.64

(1)
Calculated solely for purposes of determining the filing fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended. The calculation of the Transaction Valuation assumes that all outstanding stock options to purchase shares of the Registrant’s common stock that may be eligible for exchange in the offer will be exchanged pursuant to the offer and is based on the product of (i) $23.76, the average of the high and low prices per share of the Registrant’s Common Stock on November 5, 2025, as reported on the Nasdaq Global Select Market and (ii) 5,513,938, the maximum number of shares of common stock underlying stock options to be exchanged in the transaction.

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $138.10 per $1,000,000 of the aggregate amount of the Transaction Valuation (or 0.01381% of the aggregate Transaction Valuation). The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.